NORTH COVE CROWDFUNDING SPV, LLC

SUMMARY OF SELECTED TERMS

The following is a summary of selected terms of an investment in the North Cove Crowdfunding SPV, LLC, a crowdfunding special purpose vehicle (the "SPV"). The SPV is investing its entire proceeds into Class C Units of North Cove Holdings, LLC (the "Company" and tother with the SPV, "North Cove"). This summary is not a complete description of the terms of the SPV or the Company and is subject to and qualified in its entirety by reference to the detailed provisions of the Form C (together with the Offering Memorandum contained therein), the SPV's Operating Agreement, and the Company's Operating Agreement, all of which should be reviewed thoroughly by each prospective investor and his or her legal, investment, accounting, and tax advisors. In the event that any of the terms of this term sheet conflict with any terms of the SPV's Operating Agreement or the Company's Operating Agreement, the terms of the Operating Agreement shall control. For more information on the SPV and the Company, as well as copies of the Operating Agreements and the Form C (together with the Offering Memorandum contained therein), please visit https://marketplace.vicinitycapital.com/offers/PreviewOffers/MjgzMTY=.

INVESTMENT OBJECTIVE:	The SPV Company will invest all proceeds of the Offering into the Company. The Company will use the proceeds to operate and expand the North Cove Leisure Club, which consists of 157 acres of Appalachian land in rural McDowell County, North Carolina. This property, which was previously a golf course, is dedicated to celebrating nature, outdoor leisure, and recreation. The Company currently operates two disc golf courses on the property and plans to create additional opportunities for hiking, biking, and dining. The restaurant intends to focus on local cuisine and craft beer. The Company hopes to attract visitors by offering opportunities to play world-class disc golf, relax along the riverbank, walk or bike along the pathways, eat delicious food, drink local craft beer, or catch one of their favorite artists in the outdoor amphitheater. The Company plans to further redevelop the property to foster use by local and regional populations. Details of the Company's business plan is included in the Offering Memorandum and Form C. In order for the Company to execute its business plan, it will need to refinance its existing debt and borrow the remaining amount (currently, estimated to be approximately $750,000). As described below, we intend to use the proceeds from this Offering and the bank loan to increase our services and offerings. The use of funds from this campaign will be administered in a tiered approach.
THE OFFERING:	The SPV is offering investors with an opportunity to invest in Units in the SPV. The SPV will, in turn, take the offering proceeds and immediately invest them into the Company in exchange for Class C Units in the Company. Investors will not own a direct interest in the Company, though they will have an indirect ownership stake in Class C Units through the SPV.
TOTAL RAISE AMOUNT:	North Cove is seeking to raise a minimum of $300,000 and a maximum of $1,070,000 in capital in this offering. Each Unit in the SPV is priced at $10 per unit. The SPV will acquire Class C Units from the Company at $10 per Class C Unit.

VOTING RIGHTS: Although investors in the SPV will have voting rights, the Class C Units owned by the SPV are nonvoting. As such, investors will not be able to cause the SPV to vote on any Company matter.

MANAGEMENT: The Company serves as the Manager of the SPV. The Managers of the Company are Luke Peniston and Kyle Sims. The Managers will be responsible for managing North Cove and investors will not have any control over the Company. The Class C Units held by the SPV are nonvoting Units. Investors will not have the ability to remove the Manager of the SPV except in very narrow situations.

DISTRIBUTIONS: Distributions will be made in the discretion of the Managers of the Company. When the Managers cause the Company to make a distribution, the distributions will be made pro rate to the Members (including the SPV) in accordance with their respective percentage interests. The SPV will make distributions to the investors when it receives distributions from the Company; such distributions will be made pro rata to the investors.

TAXATION: The Company and the SPV are both taxed as partnerships.

RISK FACTORS: Investment in North Cove is subject to significant risks. These risks are set forth in detail in the Form C.